

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
Philip D. Beck
Chief Executive Officer and President
Planet Payment, Inc.
670 Long Beach Blvd.
Long Beach, New York 11561

Re: **Planet Payment, Inc.**
Amendment No. 2 to Registration Statement on Form 10
Filed November 13, 2012
File No. 1-35699

Dear Mr. Beck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Index to consolidated financial statements and financial statement schedule, page F-1

Planet Payment, Inc., page F-1

1. Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Notes to consolidated financial statements, page F-8

Note 1. Business description and basis for presentation, page F-8

Basis of presentation, page F-8

2. Please tell us your consideration of disclosing an estimate of the financial effect that Hurricane Sandy is expected to have or a statement that such an estimate cannot be made.

Please refer to ASC 855-10-50-2 and ASC 450-20-50-9. If you expect this amount to be material, please also include disclosure in your MD&A.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director